                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                            AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)
                                (Amendment No. 2)



                                FRESH FOODS, INC.
                                -----------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   929330 10 8
                                 --------------
                                 (CUSIP Number)

                             CHARLES F. CONNOR, JR.
                                  P. O. BOX 730
                         CLAREMONT, NORTH CAROLINA 28610
                                 (704) 459-0821
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 1, 2000
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                               (Page 1 of 2 Pages)
                         (continued on following pages)

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
---------------------------------------                                        ----------------------------------
                                                           13D
        CUSIP No. 929330 10 8                                                          Page 2 of 2 Pages

---------------------------------------                                        ----------------------------------

=================== =============================================================================================
        1           NAME OF REPORTING PERSON                                              Charles F. Connor, Jr.
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

=================== =============================================================================================
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)[ ]
                                                                                                         (b)[ ]
=================== =============================================================================================
        3           SEC USE ONLY


=================== =============================================================================================
        4           SOURCE OF FUNDS*                                                                          OO

=================== =============================================================================================
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                   [ ]

=================== =============================================================================================
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                  United States

========================= ======== ==============================================================================
                             7     SOLE VOTING POWER
       NUMBER OF                                                                                            -0-
         SHARES           ======== ==============================================================================
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                                                                                            -0-
          EACH            ======== ==============================================================================
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                                                                                             -0-
          WITH            ======== ==============================================================================
                            10     SHARED DISPOSITIVE POWER
                                                                                                        422,011
=================== =============================================================================================
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                         422,011
=================== =============================================================================================
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  [X]


=================== =============================================================================================
       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                            7.2%
=================== =============================================================================================
        14          TYPE OF REPORTING PERSON*

                                                                                                              IN
=================== =============================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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 ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Schedule 13D is revised and amended and restated in its entirety as set forth below:

                  (a) Mr. Connor is the beneficial owner of 422,011 shares of Common Stock, representing approximately 7.2% of the Company's currently outstanding Common Stock. The percentages calculated in this Item 5 are based upon 5,848,649 shares of Common Stock outstanding as reported on the Company's quarterly report on Form 10-Q for the quarterly period ended December 4, 1999.

                  (b) Mr. Connor has shared dispositive power with respect to 422,011 shares of Common Stock owned by James C. Richardson, Jr. solely by virtue of Mr. Connor's security interest pursuant to a Pledge Agreement dated January 31, 2000 between Mr. Connor and Mr. Richardson (the "Pledge Agreement"). A copy of the Pledge Agreement is filed as Exhibit 4 to this Amendment No. 2 to
Schedule 13D and is incorporated in its entirety herein by reference hereto.

                  (c) Mr. Connor has not effected any transaction in shares of Common Stock during the past 60 days, except as disclosed in Item 6.

                  (d) To Mr. Connor's knowledge, no person other than Mr. Richardson (and Mr. Connor, to the extent of his rights and remedies under the Pledge Agreement) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Schedule 13D is revised and amended and restated in its entirety as set forth below:

                  In connection with the merger (the "Merger") of WSMP Acquisition, Inc., a North Carolina corporation and wholly-owned subsidiary of the Company ("Sub"), with and into Sagebrush, Inc., a North Carolina corporation ("Sagebrush"), pursuant to an Agreement and Plan of Merger dated as of November 14, 1997 (the "Merger Agreement") among the Company, Sub, Sagebrush, Mr. Connor and L. Dent Miller, Mr. Connor entered into an Affiliate Agreement with the Company dated January 29, 1998 (the "Affiliate Agreement"), whereby he agreed not to sell, pledge, transfer or otherwise dispose of any Common Stock issued to him in the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act.

                  In addition, in the Merger Agreement the Company agreed to prepare and file with the Commission, within 30 days after the effective time of the Merger, and thereafter use its



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reasonable best efforts to cause to be declared effective by the Commission, a registration statement providing for the registration under the Securities Act of those shares of Common Stock issued as consideration in the Merger to or for the benefit of certain affiliates of Sagebrush (including Mr. Connor). Such registration statement became effective on or before March 1999.

                  On December 22, 1999 Mr. Connor entered into a stock purchase agreement (the "Stock Purchase Agreement") with Mr. Richardson whereby he agreed to sell all shares of Common Stock beneficially owned by him to Mr. Richardson at a price of $8.25 per share on or before January 31, 2000. The Stock Purchase Agreement also covered shares held by Mr. Connor's wife and adult children as to which shares Mr. Connor disclaims beneficial ownership. Under the Stock Purchase Agreement, $100,000 of the purchase price was payable in escrow upon execution of the Agreement, $2,400,000 of the purchase price was payable at closing and the balance was payable under a note due no later than 3 years after the closing, with a portion of the shares sold being held in escrow pending payment of the note. A copy of the Stock Purchase Agreement is filed as Exhibit 3 to this Amendment No. 2 to Schedule 13D and is incorporated in its entirety herein by reference thereto.

                  As of January 31, 2000, Mr. Connor, County-Wide Insurance Agency, Inc., Mr. Connor's wife and children and Mr. Richardson entered into an Amendment to the Stock Purchase Agreement (the "Amendment") to correct, clarify and modify certain terms of the Stock Purchase Agreement and to provide for the joinder therein of those other shareholders. On February 1, 2000, the transactions contemplated by the Stock Purchase Agreement, as amended, were closed and all of the Common Stock beneficially owned by Mr. Connor was sold to Mr. Richardson. A copy of the Amendment is filed as Exhibit 5 to this Amendment No. 2 to Schedule 13D and is incorporated in its entirety herein by reference thereto. As of January 31, 2000, Mr. Connor and Mr. Richardson also entered into the Pledge Agreement.

                  In connection with Mr. Connor's disposition of all of his investment in the Company, the Company entered into a consulting and non-competition agreement with Mr. Connor, providing for payments to Mr. Connor of $200,000 per year and family medical insurance coverage for five years, and agreed to continue to do business with an insurance agency controlled by Mr. Connor for a period of five years or alternatively to replace commissions that would otherwise be earned at the rate of $25,000 per year.

                  Except as set forth in Item 4 and this Item 6, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among Mr. Connor and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 of the Schedule 13D is revised and amended and restated in its entirety as set forth below:



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1.       Agreement and Plan of Merger dated as of November 14, 1997 among the
         Company, Sub, Sagebrush, Mr. Connor and L. Dent Miller and the related Plan of Merger (included as Appendix A to the Joint Proxy Statement-Prospectus constituting a part of the Company's Registration Statement on Form S-4 (Registration No. 333-43921) filed with the Commission on January 8, 1998 and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

2. Affiliate Agreement dated as of January 29, 1998 between Mr. Connor and the Company (included as Exhibit 2 to the Schedule 13D of Mr. Connor filed with the Commission on February 9, 1998 and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

3. Stock Purchase Agreement between Mr. Connor and Mr. Richardson dated December 22, 1999 (included as Exhibit 3 to the Amendment No. 1 to the
         Schedule 13D filed with the Commission on January 4, 2000, and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

4. Pledge Agreement, dated as of January 31, 2000, between Mr. Connor and Mr. Richardson (filed herewith).

5. Amendment to Stock Purchase Agreement, dated as of January 31, 2000, among Mr. Connor, Mr. Richardson and certain other shareholders (filed herewith).


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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                      March 1, 2000

                                                      /s/ Charles F. Connor, Jr.
                                                      --------------------------
                                                      Charles F. Connor, Jr.



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                                  EXHIBIT INDEX


EXHIBIT                         DESCRIPTION                                 PAGE
-------                         -----------                                 ----

  1       Agreement and Plan of Merger dated as of November 14, 1997           *
          among the Company, Sub, Sagebrush, Mr. Connor and L. Dent
          Miller and the related Plan of Merger (included as Appendix A to the Joint Proxy Statement-Prospectus constituting a part of the Company's Registration Statement on Form S-4 (Registration
          No. 333-43921) filed with the Commission on January 8, 1998 and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

  2       Affiliate Agreement dated as of January 29, 1998 between Mr.         *
          Connor and the Company (included as Exhibit 2 to the Schedule
          13D of Mr. Connor filed with the Commission on February 9,
          1998 and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

  3       Stock Purchase Agreement between Mr. Connor and Mr. Richardson       *
          dated December 22, 1999 (included as Exhibit 3 to the
          Amendment No. 1 to the Schedule 13D filed with the Commission on January 4, 2000, and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

  4       Pledge Agreement, dated as of January 31, 2000, between Mr.          8
          Connor and Mr. Richardson.

  5       Amendment to Stock Purchase Agreement, dated as of January 31,      12
          2000, among Mr. Connor, Mr. Richardson and certain other shareholders.


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